October 19, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:	NetSuite Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 001-33870

Ladies and Gentlemen:
NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission's (the “Commission”) comment letter dated September 22, 2011 (the “Comment Letter”). For your convenience, we have repeated the Staff's comments 1 through 3 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.
The Company acknowledges that, as described in the responses below, it will address the comments contained in the Comment Letter in our future filings with the Commission, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Note 12 Stock-based Compensation
Stock Options, page 76

1.
We note that you use the simplified method to estimate the expected term of your stock options. Considering the extent of your exercise activity since your initial public offering, clarify for us why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

Response:
The Company has reviewed and confirmed that its stock option grants, which typically vest over four years and have a 10 year contractual term, meet the definition of plain vanilla stock options, as defined by SAB 107.  For estimating the expected term, in accordance with SAB 107 as amended by SAB 110, the Company uses the simplified method for valuing its stock options because it does not have sufficient historical stock option exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its common stock has been publicly traded. In December 2007, the Company became a publicly traded company so its historical stock option exercise data is limited to three years as of December 31, 2010. Of the 3,176,000 stock options exercised during the three years ended December 31, 2010, only 151,000 were related to stock options granted from the period from one month prior to the date of the Company's initial public offering to December 31, 2010.

Additionally, the Company's historical stock option exercise data was also impacted by its stock option exchange program. In June 2009, the Company completed a stock option exchange program that permitted the Company's executive officers and employees to exchange certain outstanding stock options for new stock options and restricted stock units, respectively. In total, the Company's employees exchanged 1,733,814 stock options with an average exercise price of $17.43 for 387,360 stock options with an exercise price of $10.62 and 632,100 restricted stock units. The 1,733,814 stock options exchanged represented approximately 75% of the total stock options outstanding immediately prior to the exchange date that had been granted since one month prior to the date of the Company's initial public offering. The Company believes that the stock option exchange program reduced the usefulness of historical stock option exercise data for stock options granted between the Company's initial public offering in December 2007 and the June 2009 exchange date due to the fact that a significant percentage of those stock options were no longer outstanding after the exchange.

As the Company gets more data and history related to stock options awards, the Company plans on refining its assumptions including the expected term.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Item 1. Financial Statements
Note 2 - Basis of Presentation
Funds Held for Customers and Customer Funds Obligations, page 5

2.
We note that during the first quarter of 2011, you took over the provisions of the payroll services and as a result, you hold funds collected from payroll customers in order to pay the appropriate taxing authorities on the customer's behalf. We further note that you report these funds as an asset with a corresponding tax liability on your balance sheet. Please confirm whether you have legal ownership of the funds collected by payroll customers.

Response:
As part of the Company's NetSuite Premier Payroll Service, the Company enters into agreements with its clients that, among other things, govern the remittance, custody and use of funds collected from its clients. According to the terms of these agreements, the Company collects funds from its clients prior to the date that its clients are obligated to make payments to their employees for payroll or to the federal, state and local tax authorities. At the time the Company collects the funds, legal ownership transfers to the Company and the Company records an asset on its Consolidated Balance Sheet. The Company maintains these funds in bank accounts that are owned by the Company to which the Company holds legal title.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

3.
We note that in Exhibit 99.1 of your 8-K filed on July 28, 2011, you quantify calculated billings. Please tell us the extent to which you use this information as a key indicator in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing the amount of calculated billings, including an explanation of how it is calculated, in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response:
The Company does not use calculated billings as a key indicator in managing its business. However, the Company quantified the calculated billings metric for the quarter ended June 30, 2011 for disclosure on Exhibit 99.1 of Form 8-K filed on July 28, 2011 because the metric is commonly calculated by financial analysts covering Software as a Service companies and is frequently the subject of questions by financial analysts during the Company's quarterly earnings calls. During the July 28, 2011 earnings call, as on earlier calls, the Company defined how the calculated billings metric was computed (“revenue plus the change in deferred revenue”) and then cautioned its listeners that the Company believes the calculated billings metric has limited value when reviewed on a quarterly basis primarily due to the timing of billings. Given these facts and because the calculated billings metric can be easily calculated from the Company's revenue and deferred revenue, both of which are disclosed in the Company's periodic reports filed with the Commission and discussed extensively in the Company's MD&A, the Company made a determination not to add a separate explanation for this measure.

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 627-1159. Please also submit further correspondence via facsimile to (650) 288-1574. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff's review is complete.

Sincerely,

/s/ Douglas P. Solomon
Douglas P. Solomon
Senior Vice President, General Counsel and Secretary

cc:	Ronald Gill - Chief Financial Officer Richard A. Kline - Goodwin Procter LLP